
May 19, 2011

<u>Via Facsimile and U.S. Mail</u>

Richard L. Franklin, M.D., Ph.D.
Executive Chairman
SyntheMed, Inc.
200 Middlesex Essex Turnpike
Suite 210
Iselin, NJ 08830

> **Re: SyntheMed, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amended May 5, 2011**
> **File No. 000-20580**

Dear Dr. Franklin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Overview of the Merger Agreement, page 10

2.   Regarding your response to prior comment 2:

- Please reconcile your disclosure here and on page 78 as to the number of post-transaction options to be held by Dr. Franklin. Also reconcile your disclosure here and page 78 regarding the number of options to be held by each director;

- Tell us how the last line of the table on page 78 accounts for Mr. Benson, given your disclosure on page 11 that he will be the company's chief financial officer following the transaction; and

- It is unclear how your revisions here addressed the number of post-transaction securities to be held by Mr. Gruber. Therefore, we reissue that part of the comment.

Discounted Cash Flow Analysis, page 43

3.   Please expand your response to prior comment 11 to clarify how retail versus wholesale pricing accounts for the significant differences in the materials you provided. Also expand to clarify how the wholesale pricing revenues were determined. For example, did management provide these figures?

Pathfinder Stand Alone Valuation, page 46

4.   Refer to the first sentence of the third paragraph. You may not disclaim responsibility for your disclosure, particularly given your statements regarding the conclusions of the fairness of the transaction and reliability of Barrier Advisors' opinion. Please revise accordingly.

Discounted Cash Flow Analysis, page 46

5.   We refer to the final sentence of your response to prior comment 13 and your disclosure on page 46 that Pathfinder provided Barrier with "certain information regarding development plans." Please revise your disclosure to describe in greater detail the information that Pathfinder provided to Barrier.

Interests of Certain Directors . . ., page 52

6.   We note your revisions in response to prior comment 15:

- Please reconcile your disclosure here and on page 33 regarding the compensation arrangements for the special committee;

- Your revisions on page 32 imply that Dr. Franklin and Mr. Gruber would not be incentivized to provide higher compensation to the special committee for any reason. Please revise to clarify the basis for that belief; and

- With a view toward clarified disclosure, please tell us what you mean by the disclosure that "Dr. Franklin and Mr. Gruber's satisfaction with the level and components of committee compensation were important to the success of the proposed merger with Pathfinder."

Principal Stockholders of Combined Company, page 77

7.   Please update the information in this table. Include in your response how the information accounts for convertible debt Pathfinder has issued. Also update the table on page 76.

Unaudited Pro Forma Condensed Combined Financial Statements, page 89

8.   In accordance with Rule 11-02(c)(2)(i) of Regulation S-X, pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Please revise the filing to remove the pro forma condensed combined statement of operations for the year ended December 31, 2009.

Note 3 – Notes Receivable – Synthemed, Inc.

9.   We note your response to prior comment 19 indicating that SyntheMed recognizes that the receivable on Pathfinder's book, due from SyntheMed, may be overstated in light of uncertainties regarding collectability.

- Given that the receivable from SyntheMed represents approximately 70% of the total assets of Pathfinder, LLC, and any adjustment to the receivable could materially affect the financial statements of Pathfinder LLC, please have

> Pathfinder's management discuss the methodology it used, and the factors it considered in assessing whether the receivable was impaired and whether an allowance was required at December 31, 2010.

- Tell us in definitive terms whether management of Pathfinder also now concludes that the receivable on Pathfinder's book, due from SyntheMed, was overstated at December 31, 2010 in light of uncertainties regarding collectability. If so, please quantify the amount of reserve it believes is necessary to properly state the receivable from SyntheMed as of December 31, 2010 and March 31, 2011 and discuss the basis for that determination.

10. Further to the above, to the extent that Pathfinder management believes there is an error in the financial statements, please have Pathfinder representatives provide us with a full, detailed analysis of the materiality of any error that considers the guidance set forth in SAB 99. In evaluating the materiality of any error, please give appropriate consideration to the impact of any error on the post-transaction filings by the registrant that will include historical financial statements of Pathfinder.

Note 6 – Long-Term Payable, page F-10

11. We note your response to prior comment 20. We note that your long-term payable calculation assumes with a 100% probability that you will achieve commercial sales beginning in 2015. Given the significance of this assumption, please revise your MD&A to discuss the significant judgments and assumptions in your critical accounting policies. Explain how your financial statements could be affected if actual results differ from your assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Keith Moskowitz, Esq. – Eilenberg & Krause LLP